UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

White Mountains Insurance Group, Ltd.
(Name of Issuer)

Common Shares, $1.00 Par Value
(Title of Class of Securities)

G9618E 10 7
(CUSIP Number)

March 7, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to he subject class of securities, and for any subsequent amendment containing information which would alter he disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G9618E 10 7	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jack Byrne 2011 GRAT No. 1
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New Hampshire
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 160,103
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 160,103
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 160,103
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.5%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.	G9618E 10 7	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jack Byrne 2011 GRAT No. 2
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New Hampshire
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 268,397
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 268,397
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 268,397
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.2%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.	G9618E 10 7	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert Snyder
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 428,500
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 428,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 428,500
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.	G9618E 10 7	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel Mosley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 428,500
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 428,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 428,500
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.

	(a)	Name of Issuer:

White Mountains Insurance Group, Ltd.

	(b)	Address of Issuer’s Principal Executive Offices:

80 South Main Street
Hanover, New Hampshire 03755

Item 2.

	(a)	Name of Persons Filing:

Jack Byrne 2011 GRAT No. 1
Jack Byrne 2011 GRAT No. 2
Robert Snyder
Daniel Mosley

	(b)	Address of Principal Business Office or, if none, Residence for each of the reporting persons:

Jack Byrne 2011 GRAT No. 1
16 King Road
P.O. Box 85
Etna, NH 03750

Jack Byrne 2011 GRAT No. 2
16 King Road
P.O. Box 85
Etna, NH 03750

Robert Snyder
16 King Road
P.O. Box 85
Etna, NH 03750

Daniel Mosley
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, NY 10019

	(c)	Citizenship:

Jack Byrne 2011 GRAT No. 1 – New Hampshire
Jack Byrne 2011 GRAT No. 2 – New Hampshire
Robert Snyder – United States
Daniel Mosley – United States

	(d)	Title of Class of Securities:

Common Shares

	(e)	CUSIP Number:

G9618E 10 7

G9618E 10 7

Item 3.

	(a)	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

NOT APPLICABLE

Item 4.		Ownership:

		(a)	Amount beneficially owned:

See Schedule A hereto.

		(b)	Percent of Class:

See Schedule A hereto.

		(c)	Number of shares as to which such person has:

			(i).	Sole power to vote or to direct the vote:

See Schedule A hereto.

			(ii).	Shared power to vote or to direct the vote:

See Schedule A hereto.

			(iii).	Sole power to dispose or to direct the disposition of:

See Schedule A hereto.

			(iv).	Shared power to dispose or to direct the disposition of:

See Schedule A hereto.

Item 5.		Ownership of Five Percent or Less of a Class:

NOT APPLICABLE

Item 6.		Ownership of More than Five Percent on Behalf of Another Person:

See Schedule A hereto.

Item 7.		Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

NOT APPLICABLE

Item 8.		Identification and Classification of Members of the Group:

See Exhibit 1 hereto.

Item 9.		Notice of Dissolution of Group:

NOT APPLICABLE

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 18, 2013

JACK BYRNE 2011 GRAT NO. 1

By:	/s/ Robert Snyder
	Name:	Robert Snyder
	Title:	Co-trustee

By:	/s/ Daniel Mosley
Name:	Daniel Mosley
Title:	Co-trustee

JACK BYRNE 2011 GRAT NO. 2

By:	/s/ Robert Snyder
	Name:	Robert Snyder
	Title:	Co-trustee

By:	/s/ Daniel Mosley
Name:	Daniel Mosley
Title:	Co-trustee

/s/ Robert Snyder
Robert Snyder

/s/ Daniel Mosley
Daniel Mosley

Schedule A

Beneficial Ownership And Voting Of Common Shares

The 6.7% of the common shares of White Mountain Insurance Group, Ltd. (the “Company”) shown in the foregoing Schedule 13G as beneficially owned by the Jack Byrne 2011 GRAT No. 1, the Jack Byrne 2011 GRAT No. 2, Robert Snyder and Daniel Mosley was calculated using 6,316,210 common shares of the Company outstanding on February 28, 2013 as shown in the official records of the Company.

The 160,103 common shares of the Company shown in the foregoing Schedule 13G as beneficially owned by the Jack Byrne 2011 GRAT No. 1 represent (a) 0 shares as to which the Jack Byrne 2011 GRAT No. 1 has sole dispositive and voting power, and (b) 160,103 shares as to which the Jack Byrne 2011 GRAT No. 1 has shared dispositive and voting power.

The 268,397 common shares of the Company shown in the foregoing Schedule 13G as beneficially owned by the Jack Byrne 2011 GRAT No. 2 represent (a) 0 shares as to which the Jack Byrne 2011 GRAT No. 2 has sole dispositive and voting power, and (b) 268,397 shares as to which the Jack Byrne 2011 GRAT No. 2 has shared dispositive and voting power.

The 428,500 common shares of the Company shown in the foregoing Schedule 13G as beneficially owned by Robert Snyder represent (a) 0 shares as to which Robert Snyder has sole dispositive and voting power, and (b) 428,500 shares as to which Robert Snyder has shared dispositive and voting power.

The 428,500 common shares of the Company shown in the foregoing Schedule 13G as beneficially owned by Daniel Mosley represent (a) 0 shares as to which Daniel Mosley has sole dispositive and voting power, and (b) 428,500 shares as to which Daniel Mosley has shared dispositive and voting power.

The 428,500 common shares of the Company shown in the foregoing Schedule 13G as beneficially owned by the Jack Byrne 2011 GRAT No. 1, the Jack Byrne 2011 GRAT No. 2, Robert Snyder and Daniel Mosley are held in trust for the benefit of the Estate of John J. Byrne.